March 21, 2019

VIA EDGAR
Babette Cooper, Staff Accountant
Office of Real Estate & Commodities
United States Securities and Exchange Commission Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Cooper:

RE:	ARMOUR Residential REIT, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed February 14, 2019
File No. 001-34766
On behalf of ARMOUR Residential REIT, Inc. (“we”, “our” or the “Company”), set forth below is our response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 13, 2019, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2018, filed February 14, 2019.

For ease of reference, the Staff’s comment is reproduced below in bold and are followed by our corresponding response.

Form 10-K for the Fiscal Year ended December 31, 2018

Item 6. Selected Financial Data, page 33

1.
We note footnote (3) to your table.  In future filings, please disclose how you derived TBA drop income.  In addition, disclose how you determined that TBA drop income should be included in the average portfolio yield.

In response to the Staff’s comment, the Company respectfully submits that in future filings which include Selected Financial Data in accordance with Item 301 of Regulation S-K, it will use the defined term “TBA Drop Income” and include in the Glossary of Terms located in such filing, the following definition:

“TBA Drop Income” is the discount associated with TBA Agency Securities contracts which reflects the expected interest income on the underlying deliverable Agency Securities, net of an implied financing cost, which would have been earned by the buyer if the TBA Agency Securities contract had settled on the next regular settlement date instead of the forward settlement date specified. TBA Drop Income is calculated as the difference between the forward settlement price of the TBA Agency Securities contract and the spot price of similar TBA Agency Securities contracts for regular settlement. The Company generally accounts for TBA Agency Securities contracts as derivatives and TBA Drop Income is included as part of the

Babette Cooper, Staff Accountant
Office of Real Estate & Commodities
United States Securities and Exchange Commission Division of Corporate Finance
March 21, 2019

periodic changes in fair value of the TBA Agency Securities that the Company recognizes in the Other Income (Loss) section of its Consolidated Statement of Operations.

In response to the Staff’s comment, the Company respectfully submits that in future filings which include Selected Financial Data, it will also include in footnote (1) to this table a cross-reference to the section titled, “Agency Securities, Interest Only-Securities and TBA Agency Securities contracts” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” where the Company’s reason for including TBA Agency Securities contracts in the analysis of Agency securities will be discussed. In this regard, the Company notes that the second paragraph of that section on page 47 of the Form 10-K for the Fiscal Year ended December 31, 2018 included the sentence “TBA Agency Securities contracts are included in the table below on a gross basis as they can be used to establish and finance portfolio positions in Agency Securities.”

* * * * *
Please feel free to contact me at (772)-617-4340 with any comments or questions you may have with respect to our responses.

Very truly yours,

/s/ James R. Mountain
James R. Mountain
Chief Financial Officer

cc: Jennifer Monick, Assistant Chief Accountant,
United States Securities and Exchange Commission
Bradley D. Houser, Holland & Knight LLP
John Gordon, Deloitte & Touche LLP